555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
April 25, 2025	Frankfurt	Seoul
	Hamburg	Silicon Valley
Via EDGAR	Hong Kong	Singapore
	Houston	Tel Aviv
Division of Corporation Finance	London	Tokyo
Office of Energy & Transportation	Los Angeles	Washington, D.C.
U.S. Securities and Exchange Commission	Madrid

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Myra Moosariparambil

Craig Arakawa

Anuja Majmudar

Daniel Morris

Re:	Phoenix Energy One, LLC

Amendment No. 2 to Registration Statement on Form S-1

Submitted on March 28, 2025

File No. 333-282862

To Whom It May Concern:

On behalf of our client, Phoenix Energy One, LLC (the “Company”), and pursuant to the applicable provisions of the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder, we are submitting this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated April 21, 2025 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed by the Company on March 28, 2025. Concurrently with the furnishing of this letter, the Company has filed an amendment (“Amendment No. 3”) to the above-referenced Registration Statement on Form S-1 (collectively, the “Registration Statement”) through EDGAR, which has been revised where applicable to address the Staff’s comments.

The numbered paragraphs in bold italics below set forth the comments of the Staff in the Comment Letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 3.

April 25, 2025

Registration Statement on Form S-1

Cover Page

1.

Your disclosure regarding cash necessary to service required cash interest and principal payment obligations under your existing debt indicates that you expect your cash flows from operations “to be sufficient to service such obligations going forward”. Expand this disclosure to address the following:

•	Clarify what you mean by the phrase “going forward”;

•

Reconcile the statement regarding your expectations “going forward” with disclosure on page 2 indicating that, in 2025, you expect to have increased needs for additional capital in excess of cash flows from operating activities;

•

Disclose that, as of December 31, 2024, you estimate that you will need to make approximately $749.3 million and $3,224.8 million in capital expenditures to develop all your proved and probable undeveloped reserves, respectively; and,

•	Disclose the cumulative net estimated capital needed to be raised through 2028 per the annual cash flow analysis underlying your proved and probable undeveloped reserves as of December 31, 2024.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and pages 1, 2, 40, 55, 86, and 87 accordingly. The Company respectfully advises the Staff that, with respect to the second bullet point of this comment 1, the Company expects its cash flows from operations for the foreseeable future to be sufficient to service its debt obligations, but not sufficient to both service its debt obligations and fully develop the Company’s proved and probable undeveloped reserves. The Company has revised the disclosure in Amendment No. 3 to clarify that distinction.

Prospectus Summary

Overview, page 1

2.

We note your response to our prior comment 5. Revise your disclosure here to include the accumulated deficit for the years ended December 31, 2023 and 2024 and quantify your aggregate outstanding debt for the same periods.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the requested disclosure already exists in the sixth paragraph under “Prospectus Summary—Our Company—Overview” on page 1.

Mandatory Redemption, page 11

3.

We note your revised disclosure here and in the Risk Factors section in response to prior comment 11. Please revise your example at page 45 to clarify the operation of the 10% limit. Specifically, you describe an instance in which a manager, executive officer or their respective family member submits a redemption request (an “executive redemption request”). Please expand this discussion to address how a redemption request submitted by a holder that is not a manager, executive officer or their respective family member (a “non-executive redemption request”) would affect the redemption limit available to an executive. Also, please address whether, depending upon the order in which executive redemption requests are received or processed relative to non-executive redemption requests, the redemption limit could rise to an aggregate of 20% (i.e., 10% for executives and 10% for non-executives); and how, if true, this scenario benefits your executives. Make appropriate clarifying revisions in the prospectus, as appropriate.

April 25, 2025

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 45 and 128 accordingly.

4.

We note your revised disclosure in response to prior comment 12 that you will not as a general matter prioritize redemption requests under the Reg D/Reg A Bonds or Adamantium Securities over redemption requests under the Notes. It remains unclear under what circumstances you would prioritize such requests. Revise accordingly.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 11, 44, and 129 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2025 Outlook, page 60

5.

We note the production volumes appear to be presented in units of thousands of Mcf and Boe; however, the average daily production rate is presented in barrels of Boe per day. Please reconcile your disclosure to present the information using consistent units of measurement.

Response: The Company acknowledges the Staff’s comment advises the Staff that it has revised page 60 accordingly.

Business

Our Oil and Natural Gast Properties

Acreage Expirations, page 91

6.	Please revise the disclosure of your expiring acreage to provide the gross and net acreage amounts. Refer to the requirements in Item 1208(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 91 accordingly.

Evaluation and Review of Estimated Proved and Probable Reserves, page 91

7.

To the extent you disclose material additions to your proved and probable reserves, expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for your reserves estimates. Refer to the requirements in Item 1202(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 91 accordingly.

Oil, Natural Gas and NGL Reserves, page 93

8.	Please expand your discussion of the changes in proved developed and undeveloped reserves to additionally address the changes that occurred in the year ended December 31, 2022.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 94 accordingly.

April 25, 2025

Compensation Discussion and Analysis, page 93

Executive Compensation

2024 Summary Compensation Table, Page 115

9.

We note that you no longer identify as an emerging growth company. As Item 402(c) of Regulation S-K requires, please expand this table to provide three years of disclosure. See Item 402 of Regulation S-K and Instruction 1 to Item 402(c).

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 115 accordingly. However, the Company respectfully submits that it does not believe that Instruction 1 to Item 402(c) of Regulation S-K should be interpreted to relate to prior filings with the Commission pursuant to Regulation A because of the wholly different disclosure requirements of that regulation related to compensation (including the persons for whom disclosure is required). Notwithstanding the foregoing, the Company has included the requested disclosure in Amendment No. 3 by reference to the information the Company previously provided in its Regulation A filings.

10.

We note that Adam Ferrari’s total compensation increased from $4452,423 in 2023 to $3,154,571 in 2024. Further, Curtis Allen’s total compensation increased from $390,837 in 2023 to $1,567,500 in 2024. We also note that Adam Ferrari and Curtis Allen are entitled to receive a “variable revenue-based compensation tied to revenue targets” and that the increase in part was based on “the company’s significant growth year over year.” Please clarify the revenue targets and metrics used to measure the growth and determine revenue-based compensation for these individuals.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 111 accordingly.

Index to Financial Statements

Notes to the Consolidated Financial Statements for the Year Ended December 31, 2024

Note 17 – Segments, page F-35

11.

You disclose other segment items include advertising and marketing expense, loss on sale of assets and impairment expense. However, the amount disclosed in the table for these items is zero. Please revise your disclosure.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page F-37 accordingly.

Notes to the Consolidated Financial Statements

Oil and Natural Gas Reserve Information, page F-40

12.

Please expand the separate disclosure of “Proved Developed Reserves” and “Proved Undeveloped Reserves” to additionally provide the net quantities for the initial year presented in the reconciliation, e.g. as of December 31, 2021. Refer to the requirements in FASB ASC 932-235-50-4.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page F-41 accordingly.

13.

Please revise or modify your disclosure of the capital expenditures incurred for the acquisition and development of reserves in 2024, 2023 and 2022 to separately provide the dollar amounts spent to convert proved undeveloped reserves to proved developed status. Refer to the requirements in Item 1203(c) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 94 and F-42 accordingly.

* * * *

April 25, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me by email at ross.mcaloon@lw.com or by telephone at (714) 755-8051, or to my colleague, Christopher Clark, by email at christopher.j.clark@lw.com or by telephone at (202) 637-2374.

Sincerely,

/s/ Ross McAloon
Ross McAloon of LATHAM & WATKINS LLP

cc:	Adam Ferrari, Chief Executive Officer, Phoenix Energy One, LLC

Lindsey Wilson, Chief Business Officer, Phoenix Energy One, LLC

Curtis Allen, Chief Financial Officer, Phoenix Energy One, LLC

Christopher J. Clark, Latham & Watkins LLP

Michele M. Anderson, Latham & Watkins LLP